John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

January 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Inc.

Amendment No. 1 to Registration Statement on Form F-3

Filed January 24, 2025

File No. 333-283739

Dear Sir/Madam:

On behalf of Mega Matrix Inc. (the “Company”), we are responding to the Staff’s comment letter dated January 28, 2025, related to the above referenced Registration Statement on Form F-3.

For ease of reference, we have copied the Staff’s comment in italics as indicated below with the Company’s response.

Amendment No. 1 to Registration Statement on Form F-3

General

1.	We note that the Primary Offering prospectus cover page relates to the offer and sale of securities in the aggregate amount of up to $250,000,000. However, Exhibit 5.1 only opines on the offer and sale of securities in the aggregate amount of up to $200,000,000. Please advise or revise.

Response: The Company respectfully advises the Staff that Ogier, Cayman counsel to the Company, has updated its opinion to correct the offering amount to USD 250,000,000, and such opinion has been filed as Exhibit 5.1/23.2 to Amendment No. 2 to the Registration Statement as an exhibit-only filing.

2.	We note you are registering a Secondary Offering of Class A Ordinary Shares to be sold by certain selling shareholders" under the terms of a registration rights agreement." Please file this agreement as an exhibit to the registration statement or, if applicable, incorporate it by reference into the exhibit index. Refer to Item 9(a) of Form F-3.

Response: The Company respectfully advises the Staff that it has incorporated by reference the Registration Rights Agreement and filed it as Exhibit 10.1 to Amendment No. 2 to the Registration Statement as an exhibit-only filing.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA
MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA
OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

January 30, 2025

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of LEWIS BRISBOIS BISGAARD & SMITH llp

JPY:dh

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com